Exhibit 23.1.4

Independent Auditors’ Consent

Board of Directors and Shareholders

Florida Digital Network, Inc.

    (d/b/a FDN Communications)

We consent to the incorporation by reference in the registration statement (No. 333-XXXXXX) on Form S-4 of ITC^DeltaCom, Inc. of our report dated March 5, 2004, with respect to the consolidated balance sheets of Florida Digital Network, Inc. (d/b/a FDN Communications) as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years then ended which report appears in the Form 8-K of ITC^DeltaCom, Inc. filed on November 4, 2004 and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Orlando, Florida

November 2, 2004